

Andrew Teravskis · 3rd

Co-Founder at Noble Story Co.

Stockton, California, United States · **Contact info**

230 connections

 Noble Story Co.

Experience

 **Co-Founder**
Noble Story Co. · Full-time
Mar 2020 – Present · 1 yr 9 mos
Sacramento, California, United States

I am the business strategist and co-founder of Noble Story Co., a motion picture company that develops faith stories into motion pictures that deserve rewatching. My main responsibilities are business strategy and development, seeking out great stories, and cultivating relationships with wonderful story artisans.

 **Co-Founder**
2A Entertainment, LLC
Jan 2019 – Present · 2 yrs 11 mos
Greater Grand Rapids, Michigan Area

 **Video and Media Specialist**
WGR Southwest Inc
2007 – Present · 14 yrs
11780 N Hwy 99, Lodi, CA 95240

Education

 **Calvary Chapel Bible College**
Bachelor's Degree, Biblical Studies, 3.99 GPA
2011 – 2014